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                                                                     EXHIBIT 3.1




                           AMENDMENT TO THE BYLAWS OF
                                IBT BANCORP, INC.


The Bylaws of IBT Bancorp, Inc., are hereby amended effective November 20, 2006, by making the following change:

Article III, Section 6 is amended to read as follows:

      Section 6. Retirement of Directors. Members of the Board of Directors will retire from the Board at the completion of the month in which they attain seventy (70) years of age. The foregoing language notwithstanding, members of the Board of Directors who attain seventy (70) years of age during calendar year 2007 shall retire from the Board effective January 1, 2008.

The foregoing amendment was duly approved by the Board of Directors of IBT Bancorp, Inc. on November 20, 2006.


                            -------------------------
                            Debra Campbell, Secretary